

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 30, 2008

Mr. Walter C. Goodrich
Chief Executive Officer
Goodrich Petroleum Corporation
808 Travis, Suite 1320
Houston, Texas 77002

> **Re:** **Goodrich Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 8, 2008**
> **File No. 1-12719**

Dear Mr. Goodrich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Risk Factors, page 12

Our use of oil and gas price hedging contracts may limit future revenues from price increases and results in significant fluctuations in our net income, page 15

1.   Please disclose in future filings the percentage of your oil and gas production that is hedged.

Management's Discussion and Analysis, page 23

2.   Please explain why management considers operating cash flow to be a more important indicator of your financial success than other traditional performance measures such as net income. In this regard, we note that you have had a net loss for each of the two previous fiscal years.

Share Lending Agreement, page 33

3.   We note that in connection with the December 2006 sale of 3.25% convertible senior notes, you lent Bear, Stearns & Co. ("BSC") a total of 3,122,263 shares. You note that you will not receive any proceeds related to the offer and sale of the shares by BSC. Please discuss the business reason for lending the shares to BSC and the economic impact, if any, on your financial results.

Capped Call Option Transactions, page 36

4.   Please discuss the business reasons for entering into the capped call option agreements and the economic impact, if any, on your financial results.

Financial Statements

Consolidated Balance Sheet, page F-5

5.   Please explain to us the nature of your asset "accrued oil and gas revenue" and why this balance has increased from December 31, 2007 to June 30, 2008. Please explain to us how you have determined this asset is realizable as of each of these dates. Also tell us why you have not included a significant accounting policy in Note 1 relating to this balance.

Note 7 – Stockholders' Equity, page F-24

6.   We note that you have lent an affiliate of Bear, Sterns & Co ("BCS) shares of
        your common stock. Please explain whether you receive any consideration for
        loaning your shares to BCS; if not, clarify the reason that you loaned your shares
        to BCS. Please explain whether there are any terms that could require you to
        receive more or less shares than you have loaned or whether there are nay
        situations in which you could receive cash in settlement for the shares loaned. In
        addition, explain all circumstances that would require BSC to return the shares to
        you. Please provide a comprehensive summary of the terms of the share lending
        agreement.

7.   Please explain to us how you determined it appropriate to exclude the shares
        loaned to an affiliate of BCS from your basic and diluted earnings per share
        calculations. Please clarify how you have determined that it is appropriate to treat
        the shares loaned as if they were returned and retired (as if they were treasury
        stock) complies with SFAS 128.

8.   You state on page 12 of your Form 10-Q for the six months ended June 30, 2008
        that on March 20, 2008, BSC had fully collateralized the remaining 1,624,300
        borrowed shares with a cash collateral deposit of approximately $41.3 million,
        and that the market value of the cash collateral deposit at June 30, 2008, was
        approximately $122.9 million. Please explain to us why the cash deposit of $41.3
        million at March 20 would have increased to $122.9 million by June 30.

9.   Please clarify how you have accounted for the capped call options and clarify
        whether there are any provisions that would cause net cash settlement. Clarify
        how the market value of the common stock is measured under the terms of the
        capped call option agreements.

Note 14 – Oil and Gas Producing Activities, page F-32

10.   Disclosures on pages 3 and 6 of your filing states that you provide here a
        reconciliation between the non-GAAP measure PV-10 and the closest GAAP
        measure, standardized measure of discounted future net cash flows; however, it
        does not appear that you have provided this reconciliation. Please revise your
        disclosure to include the reconciliation pursuant to Item 10(e)(1)(i)(B) of
        Regulation S-K or clarify where you have already provided the reconciliation.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Liquidity and Capital Resources, page 25

11.   We note your have recognized significant losses from unrealized losses on your
       open forward positions on your outstanding commodity derivative contracts from
       your disclosure on page 15. We further note that you have recorded a $72 million
       liability for these unrealized losses as of June 30, 2008. Please tell us the
       consideration you gave to discussing the impact of this liability on your liquidity
       position as of June 30, 2008. We refer you to Section IV of SEC Release 33-
       8350, "Commission Guidance Regarding Management's Discussion and Analysis
       of Financial Condition and Results of Operations."

Definitive Proxy Statement filed April 16, 2008

12.   Please confirm in writing that you will comply with the following comments in all
       future filings. Provide us also with an example of the disclosure you intend to use
       in each case. After our review of your responses, we may raise additional
       comments.

Base Salaries, page 22

13.   Please disclose where you target base salaries against competitors and whether
       actual payments fell within targeted parameters. To the extent actual
       compensation fell outside a targeted percentile range, please explain why. See
       Item 402(b)(1)(v) of Regulation S-K.

Annual Incentive Awards, page 23

14.   We note that the possible grades for your performance metrics are broken down
       into four categories: Exceptional, Very Good, Good and Poor, with specific
       performance targets identified for each grade. We note that a rate of Exceptional
       for all the components of performance could result in a maximum possible annual
       cash incentive equal to 70% of base salary. Explain in further detail how each
       component of performance is factored into the calculation of the cash incentive
       award. For example, disclose whether each performance component, depending
       on the level of achievement, represents a percentage of base salary that may be
       awarded. Also explain how you arrived to the percentage of base salary that was
       awarded in incentive compensation for the year 2007.

Engineering Comment

Notes to Consolidated Financial Statements, p. F-10

NOTE 14—Oil and Gas Producing Activities (Unaudited), p. F-32

Oil and Natural Gas Reserves, page F-33

15.   We note your proved reserve additions in fiscal year 2007. Please furnish to us the petroleum engineering reports, in hard copy and digital/electronic format, you used as the basis for your year-end 2007 proved reserve disclosures. The report should include:

    a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

    b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

    c) Engineering exhibits (e.g. income forecast schedules, maps, rate/time plots, volumetric calculations) for each of the three largest (net equivalent reserve basis) proved reserve extensions/discoveries for 2007. Include an explanation of the methodology, data source(s) and decline parameters used in generating type curves you may have used.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director